

March 13, 2013

Via E-mail
David West Griffin
Chief Financial Officer
Energy XXI (Bermuda) Limited
Canon's Court
22 Victoria Street
P.O. Box HM 1179
Hamilton HM EX, Bermuda

>   **Re: Energy XXI (Bermuda) Limited**
>   **Form 10-K for Fiscal Year Ended June 30, 2012**
>   **Filed August 9, 2012**
>   **File No. 001-33628**

Dear Mr. Griffin:

We have reviewed your letter dated October 22, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2012

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 16 – Income Taxes, page 94

1.   We note your response to comment 1 in our letter dated October 11, 2012. Please provide us with additional information regarding each of the following items:

- Regarding 2011 item (i) of Schedule A, tell us how you concluded that the initial recognition of the capital loss carry-forward that was removed in the fiscal year ended

June 30, 2011 was appropriate. Your response should also explain in greater detail the change in facts and circumstances that led management to conclude that this capital loss carry-forward was no longer recoverable. Refer to FASB ASC 740-10-25-6 and 740-10-40-2.

- Regarding 2011 item (ii) and 2012 item (i), describe, in reasonable detail, the causes of the changes to your state NOLs for the fiscal years ended June 30, 2011 and 2012. As part of your response, tell us whether these changes resulted from a re-evaluation of information available at the date of initial recognition or the consideration of new information. Refer to FASB ASC 740-10-35-2.

- Regarding 2012 item (ii), provide us with additional detail describing the release of unneeded reserves in light of recent (scheduled) tax filings during the fiscal year ended June 30, 2012. Your response should address the uncertainties that existed when these reserves were initially recorded and the resulting impact on the amounts recorded in your financial statements. In addition, clearly describe for us why these reserves were recorded initially.

- Regarding 2012 item (iii), explain in greater detail the adjustments to your state tax attributes due to the sale of a large portion of your remaining on-shore assets with reference to the relevant guidance per FASB ASC 740-10. As part of your response, please tell us about the facts, circumstances, and information considered in the period in which the related amounts were initially recognized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact me at 202-551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief